HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart

                                  March 2, 2010

Bob Carroll
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.

      This office represents Energas Resources, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the Staff by letter dated January 8, 2010. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.

      1.    We have previously responded to this comment.

      2.    We have previously responded to this comment.

      3. A copy of the Designation of the Company's Series A Preferred stock is attached. As you will note from the Designation, the Series A Preferred stock is not convertible into shares of the Company's common stock and does not have any voting rights. There is no market for the Series A Preferred stock and a market is not expected to develop in the future. Accordingly, the value of the Company's preferred stock was based upon the Company's interest in the well.

      4. A copy of the reserve report used to determine the discounted value of the proved oil and reserves associated with the Conoco Federal 22-1 well will be sent to you under separate cover.

      5. The results of the Company's full-cost ceiling test as of October 31, 2009 are attached. In its October 31, 2009 financial statements the Company placed a value of $7,164,185 on the Conoco Federal well based upon the Company's net revenue interest of 62.7958%. The Company later determined that its actual net revenue interest was 73.385%. The August 31, 2009 reserve report was based upon the Company's correct net revenue interest of 73.385% which resulted in a higher valuation than the Company used at October 31, 2009.

            The ceiling test performed as of October 31, 2009 did not include the discounted value of future cash flows from the Conoco Federal well. However, even without the inclusion of the Conoco Federal well, there was no impairment to the Company's full cost pool as of October 31, 2009.

      6. We have previously responded to this comment.


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                              HART & TRINEN, L.L.P.



                                 William T. Hart

WTH:ap

               CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
                         OF THE SERIES A PREFERRED STOCK
                                       OF
                             ENERGAS RESOURCES, INC.


     I, George G. Shaw, the President of Energas Resources, Inc., a corporation organized and existing under the laws of Delaware, DO HEREBY CERTIFY:

      That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of this Corporation, the Board of Directors on July 29, 2009, adopted a resolution creating a series of Preferred Shares, $0.0001 par value per share, designated as the Series A Preferred Shares.

      The relative rights and preferences of the Series A Preferred Shares are as follows:

      1. Designation and Amount. The shares of such series shall be designed as "Series A Preferred Shares" (the "Series A Preferred Shares"), and the number of shares constituting such series shall be 1,000,000. The number of shares constituting such series may, unless prohibited by the Articles of Incorporation, be decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of Series A Preferred Shares to a number less than the number of shares then outstanding plus the number of shares issuable upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible in Series A Preferred Shares.

      2.    Dividends and Distributions

                                  (i) The holders of Series A Preferred
      Shares shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends based upon the net profits derived from the sale of oil or gas produced from the Conoco Federal 22-1 well ("the Well") located in:

                        SW/4 Section 22, T. 9 S., R. 20 E
                               Uinta County, Utah

      The quarterly dividend to be paid in respect of each Series A Preferred share will be computed as follows:

            Net Profits for prior three months    x        10%
                                                       -----------
                                                        1,000,000

      For purposes of this Agreement, the term "net profits interests" means the gross revenues derived from the sale of any oil or gas produced from the Well, less the Corporation's share of all costs and expenses associated with the Well, including:

          o    Lease rentals and leasehold maintenance costs.

          o    Landowners royalties.

          o    Overriding royalties.

          o    Taxes, except any taxes based upon the Corporation's net income.

          o    Lease operating and development expenses.

          o The cost of drilling, completing, reworking, repairing, or plugging any wells (including, without limitation, any salt water disposal or injection wells).

          o    Fracturing and reservoir stimulation costs.

          o The costs of any equipment associated with the Well, as well as the costs of replacing or repairing any equipment.

          o    Environmental remedial and land restoration costs.

          o    All regulatory compliance costs.

            (ii) Dividends not declared will cumulate. Unpaid dividends will bear interest at a rate of 8% per year . Dividends paid on the Series A Preferred Shares in an amount less than the total amount of such dividends at the time such dividends are declared and become payable shall be allocated pro rata on a share-by-share basis among all such shares outstanding at that time. The Board of Directors may fix a record date for the determination of holders of Series A Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than thirty
(30) days prior to the date fixed for the payment thereof.

      3. No Voting Rights. The Series A Preferred Shares will not have any voting rights, except as provided by Delaware law.

      4.    Certain Restrictions

            (i) Whenever dividends declared or other distributions payable on the Series A Preferred Shares as provided in Section 2 hereof are in arrears, thereafter and until all unpaid dividends and distributions on Series A Preferred Shares outstanding shall have been paid in full, the Corporation shall not:

                  (a) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares;

                        (b) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

                  (c) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of stock of the Corporation ranking junior (both as to dividends and upon liquidation, dissolution or winding up) to the Series A Preferred Shares; or

                  (d) redeem or purchase or otherwise acquire for consideration any Series A Preferred Shares, or any shares of stock ranking on a parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

                        (ii) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subparagraph (i) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

      5. Reacquired Shares. Any Series A Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall constitute authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other Certificate of Designation creating a series of Preferred Shares or as otherwise required by law.

      6. Sale of Property, Liquidation, Dissolution or Winding Up. Upon any sale of the Well, or upon the liquidation, dissolution or winding up of the Corporation, the holders of the Series A Preferred Shares will receive 10% of the net amount received from the sale of the Well.

      7. Consolidation, Merger, Exchange, etc.. In case the Corporation shall enter into any consolidation, merger, combination, statutory share exchange or other transaction in which the Common Shares are exchanged for or changed into other stock or securities, money and/or any other property, then in any such case the Series A Preferred Shares shall at the same time be similarly exchanged or changed into an amount per share equal to the aggregate amount of stock, securities, money and/or any other property (payable in kind), as the case may be, into which or for which each Common Share is changed or exchanged.

      IN WITNESS WHEREOF, I have executed this Certificate of Designation, Preferences and Rights this 29th day of July, 2009.




                                    ---------------------------------------
                                    George G. Shaw
                                    President

 Energas Resources, Inc.
 Ceiling test for full cost pool
 FQE 10/31/09

Rules 4-10(C)(4) pf regulation S-X provides , in pertinent part, that capitalized cost, net of accumulated depreciation and amortization, and deferred income taxes, should not exceed an amount equal to the sum of the components that include the present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented.

Future production revenues                 $      17,932,446
Future production costs                          (3,866,423)
Pricing change                                     1,203,770
Less future development costs                    ___________
Future cash flow                                  15,269,793

Future Income taxes                              (2,466,421)
                                              --------------

After tax future cash flow                        12,803,372
Discount allocation                              (5,674,602)
                                             ---------------

Discounted present value of future cash
 flows from proved oil and gas reserves            7,128,771
Unproved properties                                  407,352
New additions                                        553,471
                                            ----------------
                                                   8,089,594

Capitalized costs in full cost pool               10,302,721

Less accumulated DD &A                           (2,287,107)

Deferred income taxes                                      -
                                            ----------------

Net capitalized costs to be recovered              8,015,614
                                            ================

Excess of present value of future cash
 flows over net capitalized costs           $        73,980
                                            ================
 No impairment

Income taxes
   Future cash flow                      15,269,793
   Less remaining basis in properties    (8,015,614)
                                      --------------
                                          7,254,179
Federal tax rate                                 34%
                                      --------------
                                          2,466,421

Discount
  Future value of cash flows             15,269,793
  Less present value of cash flows        8,502,046
                                      --------------
 (Includes pricing discounted)            6,767,748
Prorata share of discount after taxes           84%
                                      --------------
                                          5,674,602
                                      ==============